Joel Seidner, Esq.
Attorney At Law
880 Tully Road #50
Houston, Texas 77079 U.S.A.
voice: (281) 493-1311
fax: (281) 667-3292
e-mail: sidebar5@juno.com

July 27, 2006

to:	Tangela Richter,--Branch Chief, and Melissa Campbell Duru--Staff Attorney
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549-7010

ref:	Hyperdynamics Corporation (the "Registrant")
Form S-1 Amendment Number 1
SEC File Number 333-135510

Ladies and Gentlemen:

Please note my new phone and fax number above.

Herewith is Form S-1 Amendment Number 1 of the Registrant, and the Memorandum of Responses follow this page.

We request your quick review of this amendment so that we can send you an acceleration letter before August 7, 2006, so as to make the S-1 effective before August 14, 2006.

Thank you.

Very truly yours,

/s/ Joel Seidner, Esq.

Memorandum of Responses

Hyperdynamics Corporation (the "Registrant")
Form S-1 Amendment Number 1
SEC File Number 333-135510

1.	Staff comment number 1: General.

“Please provide updated information throughout the prospectus as may be appropriate......”

RESPONSE 1-A:	The Registrant has updated the prospectus and the rest of the Form S-1 Amendment Number 1 as appropriate such as the filing date.

“In this regard, we note recent news articles relating to the company’s involvement as [a] co-plaintiff in class action lawsuits regarding abusive short selling practices...”

RESPOSNE 1-B:
The Registrant is not now, nor has the Registrant ever been, a party to any class action lawsuit about anything. The Registrant was never interviewed by a journalist about a class action lawsuit. We have seen one news article on the Internet that we believe is similar to what the staff looked at (based on what the staff said in its comment). If any news article purports to state that the Registrant is a plaintiff in a class action lawsuit about abusive short selling practices or anything else, then the news article is wrong. The Internet news article we saw mentioned class action "Lawyers," and the Registrant, but not any class action "Lawsuits." We did not have anything to do with the news article.

The Registrant is involved as a plaintiff in an old direct action lawsuit which is already disclosed in the Form S-1 Amendment Number 1 under LEGAL PROCEEDIGNS” as “Wellington LLC v. Hyperdynamics Corporation, et al, whose subject matter is abusive short selling practices. But it is not a class action lawsuit.

“In addition, please update the disclosure regarding any developments with respect to your negotiation of the Production Sharing Agreement with the Government of Guinea.”

RESPOSNE 1-C:	At this time, there is no update.

2.	Staff comment number 2: Prospectus Summary—Conversion of Debenture, page 11.

“Please supplement the disclosure in this section to reference the circumstances, as delineated in Section 3(a)(ii) of the secured convertible debenture, in which cash would be payable in lieu of shares upon conversion.”

RESPOSNE 2:	The disclosure has been supplemented as follows:

“However, if on any Conversion Date (and subject to notice by the Debenture holder to us and subject to cure by us):

(1)
The number of shares of our Common Stock that are at that time authorized, unissued and unreserved for all purposes, or held as treasury stock, is insufficient to pay principal and interest on the Debenture in shares of Common Stock; or,

(2)	Our Common Stock is not listed or quoted for trading on our trading market; or

(3)	We have failed to timely satisfy conversion of the Debentures,

then, at the option of the Debenture Holder, we shall, in lieu of delivering shares of Common Stock to the Debenture Holder, deliver to the Debenture Holder, within three trading days of each conversion date, an amount in cash equal to the product of the outstanding principal amount to be converted plus any interest due therein divided by the Conversion Price, and multiplied by the highest closing price of the stock from date of the conversion notice till the date that such cash payment is made.

However, if we have not delivered any cash due in respect of conversion of the Debenture or as payment of interest by the fifth trading day after the conversion date, the Debenture holder may, by notice to us, require us to issue shares of Common Stock except that for such purpose the Conversion Price shall be the lesser of the Conversion Price on the Conversion Date and the Conversion Price on the date of such Holder demand.”

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